Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2018

Unaudited Consolidated Financial Results

Beijing, China, November 21, 2018 – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•	Total revenues[1] grew by 15.6% year over year and 22.5% quarter over quarter to RMB1,352.0 million (US$196.9 million).

•

Revenues from the mobile entertainment business increased by 37.5% year over year and 49.6% quarter over quarter to RMB497.9 million (US$72.5 million). Revenues from utility products and related services increased by 4.4% year over year and 10.5% quarter over quarter to RMB835.6 million (US$121.7 million).

•	Gross profit increased by 22.0% year over year to RMB970.3 million (US$141.3 million). Gross margin expanded to 71.8% in the third quarter of 2018 from 68.0% in the same period last year.

•	Net income attributable to Cheetah Mobile shareholders increased by 19.6% year over year to RMB167.0 million (US$24.3 million) in the third quarter of 2018.

•	The Company generated RMB338.8 million (US$49.3 million) of net cash from operating activities and RMB326.3 million (US$47.5 million) of free cash flow in the third quarter of 2018.

Third Quarter 2018 Operating Metrics

•

The average number of global mobile monthly active users (“Mobile MAUs”) was 535 million in the third quarter of 2018. The number of Mobile MAUs from markets outside of China, or overseas markets, accounted for 68% of the total number of Mobile MAUs in the third quarter of 2018.

[1]

Starting from January 1, 2018, Cheetah Mobile adopted a new revenue accounting standard (ASC 606), which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand the Company’s business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

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•	The average number of Mobile MAUs from China grew by 18% year over year and 6% quarter over quarter to 171 million as the Company’s mobile products continued to gain popularity in the domestic market.

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “We successfully reinvigorated our growth engine through our mobile games, mobile utility, and artificial intelligence (“AI”) businesses. In the third quarter of 2018, both revenues and profits from our mobile games business hit record highs, driven mostly by the long-tail success of Bricks n Balls, a game we started to operate earlier this year, and users’ increasing in-game purchases. In our mobile utility business, we grew the mobile utility revenue in the domestic market by 54% year over year, stopped the revenue decline in the overseas market, and stabilized the revenues from our PC business. In our AI business, our consumer product — Cheetah Translator — has been the top seller among its peers since its launch in July, while our enterprise product — Cheetah GreetBot – has now gone into commercial production. Looking forward, we are confident that we have the strategy and the team in place to overcome the challenge of market uncertainties. To express our strong conviction about our long-term success, we have initiated a 12-month share repurchase plan of up to US$100 million.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “Driven by our mobile games operation and our mobile utility products and related services business in the domestic market, our total revenues resumed the year-over-year and quarter-over-quarter growth trajectory in the third quarter of 2018 and exceeded the high end of our guidance range. On the profit side, our utility products and related services business continued to generate strong profits and cash flow. Our mobile games operation also achieved significant margin improvement sequentially and year over year attributable to a better operating leverage. These improvements contributed to the strong cash flow generated from our operating activities in the third quarter of 2018. As of September 30, 2018, we had cash and cash equivalents, restricted cash, and short-term investments of approximately RMB3.6 billion. Our strong cash generation capabilities and our high cash balance are enabling us to continue to invest in our long-term growth and our business expansion into the AI space.”

Third Quarter 2018 Consolidated Financial Results

REVENUES

Total revenues in the third quarter increased by 15.6% year over year and 22.5% quarter over quarter to RMB1,352.0 million (US$196.9 million).

Revenues from utility products and related services increased by 4.4% year over year and 10.5% quarter over quarter to RMB835.6 million (US$121.7 million) in the third quarter of 2018. The growths were mainly driven by increases in revenues from the mobile utility products and related services business in the domestic market due to the increasing mobile traffic and effective cost per mille (“eCPM”). Revenues from the mobile utility products and related services business in the domestic market accounted for 27.5% of the total revenues in the third quarter of 2018. This year-over-year growth was partially offset by (i) a decline in revenues from mobile utility products and related services business in the overseas markets as certain ad formats, i.e., ads on mobile phone lock screens, have been discontinued by the Company’s overseas third-party advertising partners, and (ii) a decline in PC revenues as the internet traffic continued to migrate from PC to mobile.

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Revenues from the mobile entertainment business increased by 37.5% year over year and 49.6% quarter over quarter to RMB497.9 million (US$72.5 million) driven by the growth of the Company’s mobile game business in the third quarter of 2018.

•

Revenues from the mobile game business increased by 77.8% year over year and 105.7% quarter over quarter to RMB285.3 million (US$41.5 million). The year-over-year increase in the mobile game business mainly resulted from the success of the new game Bricks n Balls, which was released in the first half of 2018. The increase was also attributable to the improved performances of the Company’s existing game titles, including Dancing Line, Piano Tiles 2, and Rolling Sky, as the Company continued to add in-game purchase features to its existing game portfolio and integrate its best-selling game titles with the WeChat mini game platform to expand its user base. In addition, the Company further improved its eCPM by utilizing innovative video advertisement placements while leveraging machine learning technologies to improve the targeting of its advertisements. The quarter-over-quarter increase was attributable to the typical seasonality during the third quarter, which has summer breaks and more holidays both in China and overseas. As a result, the Company’s players tend to spend more time on our games during the third quarter.

•

Revenues from the content-driven products increased by 5.4% year over year and 9.5% quarter over quarter to RMB212.6 million (US$31.0 million), due to the increase in revenues from Live.me, which introduced a new series of features in the third quarter of 2018 to further expand its average revenue per user. In addition, the appreciation of the US dollar against the RMB in the third quarter of 2018 also contributed to LiveMe’s year-over-year revenue growth as most of its revenues were generated in US dollars but reported in RMB.

By platform, revenues generated from the mobile business accounted for 89.4% of the Company’s total revenues in the third quarter of 2018, up from 88.4% in the same period last year, and 87.5% in the second quarter of 2018.

By region, revenues generated from the Chinese market increased by 44.6% year over year and 18.2% quarter over quarter to RMB536.4 million (US$78.1 million), and constituted 39.7% of the Company’s total revenues in the third quarter of 2018, up from 31.7% in the same period last year but down slightly from 41.1% in the second quarter of 2018. The revenue growth in the Chinese market was primarily attributable to a ramp-up of mobile utility products and related services in China.

Revenues generated from the overseas market increased by 2.1% year over year and 25.5% quarter over quarter to RMB815.5 million (US$118.7 million), constituting 60.3% of the Company’s total revenues in the third quarter of 2018, down from 68.3% in the same period last year but up from 58.9% in the second quarter of 2018. The revenue growth in the overseas market was primarily driven by the rapid growth of our mobile games business, whose market is mostly overseas.

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COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 1.9% year over year and increased by 8.6% quarter over quarter to RMB381.7 million (US$55.6 million) in the third quarter of 2018. The sequential increase was primarily driven by higher costs of payment channels, such as Google Play and Apple’s App Store, for the Company’s mobile game business, and higher revenue sharing with live broadcasters of the Company’s Live.me business. Non-GAAP cost of revenues decreased by 4.5% year over year and increased by 8.6% quarter over quarter to RMB381.6 million (US$55.6 million) in the third quarter of 2018.

Gross profit increased by 22.0% year over year and 29.0% quarter over quarter to RMB970.3 million (US$141.3 million). Non-GAAP gross profit increased by 22.1% year over year and 29.0% quarter over quarter to RMB970.3 million (US$141.3 million) in the third quarter of 2018. Gross margin expanded to 71.8% in the third quarter of 2018 from 68.0% in the same period last year and 68.2% in the second quarter of 2018, primarily due to higher revenue contribution from mobile games in the third quarter of 2018. Non-GAAP gross margin increased to 71.8% in the third quarter of 2018 from 68% in the same period last year and 68.2% in the second quarter of 2018.

OPERATING INCOME AND EXPENSES

Total operating expenses increased by 27.1% year over year and 35.0% quarter over quarter to RMB842.4 million (US$122.7 million) in the third quarter of 2018. Total non-GAAP operating expenses increased by 27.3% year over year and 33.9% quarter over quarter to RMB816.2 million (US$118.8 million) in the third quarter of 2018.

Research and development (R&D) expenses remained flat year over year and increased by 13.0% quarter over quarter to RMB175.3 million (US$25.5 million) in the third quarter of 2018. The quarter-over-quarter increase was primarily due to higher share-based compensation expenses. Non-GAAP R&D expenses, which exclude share-based compensation expenses, decreased by 2.9% year over year and increased by 5.2% quarter over quarter to RMB166.7 million (US$24.3 million) in the third quarter of 2018. The quarter-over-quarter increase was mainly due to increased R&D staff members.

Selling and marketing expenses increased by 39.0% year over year and 53.7% quarter over quarter to RMB568.4 million (US$82.8 million) in the third quarter of 2018. The increases were mainly due to increased marketing promotions for the Company’s utility products and related services business in the domestic markets and its mobile games business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 37.6% year over year and 53.9% quarter over quarter to RMB565.1 million (US$82.3 million) in the third quarter of 2018.

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General and administrative expenses increased by 22.0% year over year and 8.2% quarter over quarter to RMB108.3 million (US$15.8 million) in the third quarter of 2018. The increases were primarily due to increased employee benefits, higher professional and legal service fees, and other administrative expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 37.2% year over year and 10.6% quarter over quarter to RMB93.9 million (US$13.7 million) in the third quarter of 2018.

Operating profit decreased by 3.4% year over year and remained relatively flat quarter over quarter at RMB127.9 million (US$18.6 million). The year-over-year decrease in the Company’s operating profit was primarily due to the Company’s proactive investments in both its mobile utility product business in the domestic market and its mobile games operation. Both of these two businesses drove the Company’s year-over-year and quarter-over-quarter revenue growth in the third quarter of 2018. Non-GAAP operating profit remained relatively flat year over year and increased by 8.1% quarter over quarter to RMB154.2 million (US$22.4 million).

The Company has reported its operating profit along the following segments since the second quarter of 2017:

Operating profit for utility products and related services increased by 1.4% year over year and decreased by 6.4% quarter over quarter to RMB264.1 million (US$38.5 million) in the third quarter of 2018. The quarter-over-quarter decrease was primarily due to the Company’s increased marketing promotions for its utility products and related services business in the domestic market.

Operating loss for the mobile entertainment business was RMB74.1 million (US$10.8 million) in the third quarter of 2018, compared to an operating loss of RMB105.0 million in the same period last year and RMB98.6 million in the second quarter of 2018. The reduced losses were mainly a result of increased revenues from the mobile games operation and reduced costs and expenses from the News Republic business.

Share-based compensation expenses increased by 23.0% year over year and 79.8% quarter over quarter to RMB26.3 million (US$3.8 million) in the third quarter of 2018, as the Company granted a certain quantity of restricted shares to our key employees.

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NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 19.6% year over year, and decreased by 15.0% quarter over quarter to RMB167.0 million (US$24.3 million) in the third quarter of 2018. Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 20.0% year over year and decreased by 8.4% quarter over quarter to RMB193.3 million (US$28.2 million) in the third quarter of 2018. The quarter over quarter decrease in net income was mainly due to the investment income recognized in the second quarter of 2018.

NET INCOME PER ADS

Diluted income per ADS increased by 14.7% year over year, and decreased by 15.5% quarter over quarter to RMB1.09 (US$0.16) in the third quarter of 2018. Non-GAAP diluted income per ADS increased by 15.5% year over year and decreased by 8.6% quarter over quarter to RMB1.27 (US$0.19) in the third quarter of 2018. The quarter over quarter decrease was mainly due to the investment income recognized in the second quarter of 2018.

ADJUSTED EBITDA

Adjusted EBITDA (Non-GAAP) decreased by 8.0% year over year and increased by 4.8% quarter over quarter to RMB172.0 million (US$25.0 million) in the third quarter of 2018.

BALANCE SHEET AND CASH FLOW

Net cash from operating activities in the third quarter of 2018 was RMB338.8 million (US$49.3 million) compared to RMB197.8 million in the same period of 2017. Free cash flow in the third quarter of 2018 was RMB326.3 million (US$47.5 million) compared to RMB192.3 million in the same period of 2017.

As of September 30, 2018, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,624.7 million (US$527.8 million).

SHARES ISSUED AND OUTSTANDING

As of September 30, 2018, the Company had a total of 1,433,343,199 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Business Outlook

For the fourth quarter of 2018, the Company expects its total revenues to be between RMB1,390 million (US$202 million) and RMB1,430 million (US$208 million). This estimate represents management’s preliminary view as of the date of this release, which is subject to change.

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Share Repurchase Program

On September 13, 2018, the Company announced that its board of directors approved a share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed 12 months. Cheetah funded repurchases made under this program from its available cash balance. As of November 20, 2018, the Company had repurchased approximately 1 million ADSs for approximately US$8 million under this program.

Dispose of Certain Portion of Shares of Bytedance Ltd.

Cheetah Mobile has entered into an agreement to sell a certain portion of its equity ownership in Bytedance Ltd. and this transaction will result in a disposal gain of investment of approximately US$43 million in the fourth quarter of 2018. This transaction will also result in a fair value gain of US$43 million in the fourth quarter of 2018 for the remaining portion which the Company still holds. This transaction is expected to close by the end of November 2018, subject to customary closing conditions.

Conference Call Information

The Company will hold a conference call on Wednesday, November 21, 2018 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201-203
Hong Kong Toll Free:	800-905-945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will be available at the Company’s investor relations website at http://ir.cmcm.com/.

A presentation for the Company’s earnings call is also available at the aforementioned website.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.868 to US$1.00, the exchange rate in effect as of September 30, 2018, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, Bricks n Balls, and live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•	Non-GAAP cost of revenues reflects cost of revenues excluding the portion of share-based compensation expenses allocated to cost of revenues.

•	Non-GAAP gross profit reflects gross profit excluding the portion of share-based compensation expenses allocated to gross profit.

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•	Non-GAAP operating income and expenses reflect operating income and expenses excluding the portion of share-based compensation expenses allocated to operating expenses.

•	Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•	Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•

Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders excluding net income attributable to redeemable noncontrolling interests, divided by weighted average number of diluted ADSs.

•	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

•	Free cash flow is net cash generated by operating activities less capital expenditure.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2017	September 30, 2018	September 30, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,317,488	2,808,721	408,958
Restricted cash	90,149	6,119	891
Short-term investments	1,395,694	809,902	117,924
Accounts receivable	621,272	567,042	82,563
Prepayments and other current assets	918,243	851,657	124,004
Due from related parties	54,052	134,116	19,528

Total current assets	5,396,898	5,177,557	753,868

Non-current assets:
Property and equipment, net	89,137	68,546	9,980
Intangible assets, net	70,225	57,241	8,334
Goodwill	634,157	660,071	96,108
Investment in equity investees	149,969	151,072	21,997
Other long term investments	1,002,721	1,456,884	212,126
Due from related parties	5,216	15,539	2,263
Deferred tax assets	57,642	62,997	9,173
Other non-current assets	42,966	43,164	6,285

Total non-current assets	2,052,033	2,515,514	366,266

Total assets	7,448,931	7,693,071	1,120,134

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Bank loans	336,304	—	—
Accounts payable	164,537	164,185	23,906
Accrued expenses and other current liabilities	1,532,489	1,484,952	216,215
Due to related parties	81,810	35,274	5,136
Income tax payable	50,614	59,238	8,625

Total current liabilities	2,165,754	1,743,649	253,882

Non-current liabilities:
Deferred tax liabilities	73,393	74,442	10,839
Other non-current liabilities	54,574	71,780	10,451

Total non-current liabilities	127,967	146,222	21,290

Total liabilities	2,293,721	1,889,871	275,172

Mezzanine equity:
Redeemable noncontrolling interests	649,246	677,606	98,661

Shareholders’ equity:
Ordinary shares	229	230	33
Treasury stock	—	(19,191)	(2,794)
Additional paid-in capital	2,644,043	2,705,890	393,985
Retained earnings	1,564,883	1,982,569	288,668
Accumulated other comprehensive income	84,206	274,655	39,991

Total Cheetah Mobile shareholders’ equity	4,293,361	4,944,153	719,883
Noncontrolling interests	212,603	181,441	26,418

Total equity	4,505,964	5,125,594	746,301

Total liabilities, mezzanine equity and equity	7,448,931	7,693,071	1,120,134

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	September 30, 2017 RMB	June 30, 2018 RMB	September 30, 2018 RMB	September 30, 2018 USD
Revenues (a)	1,194,687	1,103,456	1,351,979	196,852
Utility products and related services	824,764	756,093	835,606	121,667
Mobile entertainment	362,448	332,907	497,911	72,497
Others	7,475	14,456	18,462	2,688

Cost of revenues (b)	(399,664)	(351,360)	(381,692)	(55,575)

Gross profit	795,023	752,096	970,287	141,277

Operating income and expenses:
Research and development (b)	(174,646)	(155,202)	(175,303)	(25,525)
Selling and marketing (b)	(409,045)	(369,914)	(568,445)	(82,767)
General and administrative (b)	(88,737)	(100,107)	(108,270)	(15,764)
Impairment of goodwill and intangible assets	—	(5,587)	—	—
Other operating income	9,739	6,660	9,595	1,397

Total operating income and expenses	(662,689)	(624,150)	(842,423)	(122,659)

Operating profit	132,334	127,946	127,864	18,618
Other income (expense):
Interest income, net	7,380	19,425	24,120	3,512
Foreign exchange (loss) gain, net	(3,867)	10,022	10,532	1,533
(Impairment) reversal of investment impairment	(65,461)	14,500	—	—
(Losses) gain from equity method investments, net	(582)	(2,818)	2,479	361
Other income, net	82,370	52,666	1,242	181

Income before taxes	152,174	221,741	166,237	24,205
Income tax expenses	(7,767)	(27,993)	(26,957)	(3,925)

Net income	144,407	193,748	139,280	20,280

Less: net income (loss) attributable to noncontrolling interests	4,727	(2,792)	(27,757)	(4,041)

Net income attributable to Cheetah Mobile shareholders	139,680	196,540	167,037	24,321

Earnings per share
Basic	0.10	0.13	0.11	0.02
Diluted	0.09	0.13	0.11	0.02

Earnings per ADS
Basic	0.97	1.33	1.12	0.16
Diluted	0.95	1.29	1.09	0.16

Weighted average number of shares outstanding
Basic	1,396,601,023	1,407,191,965	1,408,570,797	1,408,570,797
Diluted	1,429,237,411	1,452,195,012	1,440,581,762	1,440,581,762
Weighted average number of ADSs outstanding
Basic	139,660,102	140,719,197	140,857,080	140,857,080
Diluted	142,923,741	145,219,501	144,058,176	144,058,176

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments	(48,572)	188,530	149,722	21,800

Other comprehensive (loss) income	(48,572)	188,530	149,722	21,800

Total comprehensive income	95,835	382,278	289,002	42,080
Less: Total comprehensive income (loss) attributable to noncontrolling interests	2,604	1,358	(17,293)	(2,518)

Total comprehensive income attributable to Cheetah Mobile shareholders	93,231	380,920	306,295	44,598

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

(a)

On January 1, 2018, The Group adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of January 1, 2018. Adoption did not have a material impact as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC 605.

As ASC 605 has been superseded by ASC 606 on this subject, value added tax was reclassified from the cost of revenues to net against revenues.

Advertising-for-advertising barter transactions should be recorded at the fair value of the advertising received by reference to the fair value of advertising services provided to other customers. Revenues are recognized in the same amount with costs and expenses. Previously, such transactions were recorded at cost which was nil as no consideration was exchanged. The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of revenues for the three months ended September 30, 2018, as actually reported and as they would have been reported under ASC 605, without the adoption of ASC 606:

	For The Three Months Ended
	September 30, 2018	September 30, 2018
	RMB	USD
As reported	1,351,979	196,852
Add: value added taxes	32,763	4,770
Less: barter transactions	4,810	700

Without adoption of ASC 606	1,379,932	200,922

	For The Three Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2018
(b) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	(63)	90	46	7
Research and development	2,847	(3,365)	8,563	1,247
Selling and marketing	(1,680)	2,683	3,317	483
General and administrative	20,288	15,225	14,380	2,094

Total	21,392	14,633	26,306	3,831

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, in ’000, except for per share data and percentage)

	For The Three Months Ended September 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues	Non-GAAP Result ($)
Revenues	1,351,979				1,351,979		196,852
Cost of revenues	(381,692)	28.2%	46	0.0%	(381,646)	28.2%	(55,568)

Gross profit	970,287	71.8%	46	0.0%	970,333	71.8%	141,284

Research and development	(175,303)	13.0%	8,563	0.6%	(166,740)	12.3%	(24,278)
Selling and marketing	(568,445)	42.0%	3,317	0.2%	(565,128)	41.8%	(82,284)
General and administrative	(108,270)	8.0%	14,380	1.1%	(93,890)	6.9%	(13,670)
Other operating income	9,595	0.7%	—	0.0%	9,595	0.7%	1,397

Total operating income and expenses	(842,423)	62.3%	26,260	1.9%	(816,163)	60.4%	(118,835)

Operating profit	127,864	9.5%	26,306	1.9%	154,170	11.4%	22,449
Net income attributable to Cheetah Mobile shareholders	167,037	12.4%	26,306	1.9%	193,343	14.3%	28,151

Diluted earnings per ordinary share (RMB)	0.11		0.02		0.13
Diluted earnings per ADS (RMB)	1.09		0.18		1.27
Diluted earnings per ADS (USD)	0.16		0.03		0.19

	For The Three Months Ended June 30, 2018
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	1,103,456				1,103,456
Cost of revenues	(351,360)	31.8%	90	0.0%	(351,270)	31.8%

Gross profit	752,096	68.2%	90	0.0%	752,186	68.2%

Research and development	(155,202)	14.1%	(3,365)	0.3%	(158,567)	14.4%
Selling and marketing	(369,914)	33.5%	2,683	0.2%	(367,231)	33.3%
General and administrative	(100,107)	9.1%	15,225	1.4%	(84,882)	7.7%
Impairment of goodwill and intangible assets	(5,587)	0.5%	—	0.0%	(5,587)	0.5%
Other operating income	6,660	0.6%	—	0.0%	6,660	0.6%

Total operating income and expenses	(624,150)	56.6%	14,543	1.3%	(609,607)	55.2%

Operating profit	127,946	11.6%	14,633	1.3%	142,579	12.9%
Net income attributable to Cheetah Mobile shareholders	196,540	17.8%	14,633	1.3%	211,173	19.1%

Diluted earnings per ordinary share (RMB)	0.13		0.01		0.14
Diluted earnings per ADS (RMB)	1.29		0.10		1.39

	For The Three Months Ended September 30, 2017
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Revenues	1,194,687				1,194,687
Cost of revenues	(399,664)	33.5%	(63)	0.0%	(399,727)	33.5%

Gross profit	795,023	66.5%	(63)	0.0%	794,960	66.5%

Research and development	(174,646)	14.6%	2,847	0.2%	(171,799)	14.4%
Selling and marketing	(409,045)	34.2%	(1,680)	0.1%	(410,725)	34.4%
General and administrative	(88,737)	7.4%	20,288	1.7%	(68,449)	5.7%
Other operating income	9,739	0.8%	—	0.0%	9,739	0.8%

Total operating income and expenses	(662,689)	55.5%	21,455	1.8%	(641,234)	53.7%

Operating profit	132,334	11.1%	21,392	1.8%	153,726	12.9%
Net income attributable to Cheetah Mobile shareholders	139,680	11.7%	21,392	1.8%	161,072	13.5%

Diluted earnings per ordinary share (RMB)	0.09		0.02		0.11
Diluted earnings per ADS (RMB)	0.95		0.15		1.10

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, in ’000, except for percentage)

	For The Three Months Ended September 30, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	835,606	497,911	18,462	—	1,351,979	196,852
Operating profit (loss)	264,139	(74,121)	(35,848)	(26,306)	127,864	18,618
Operating margin	31.6%	(14.9)%	(194.2)%		9.5%	9.5%

	For The Three Months Ended June 30, 2018
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	756,093	332,907	14,456	—	1,103,456
Operating profit (loss)	282,090	(98,568)	(40,943)	(14,633)	127,946
Operating margin	37.3%	(29.6)%	(283.2)%		11.6%

	For The Three Months Ended September 30, 2017
	Utility Products and Related Services	Mobile Entertainment	Others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	824,764	362,448	7,475	—	1,194,687
Operating profit (loss)	260,490	(104,957)	(1,807)	(21,392)	132,334
Operating margin	31.6%	(29.0)%	(24.2)%		11.1%

*	Unallocated expenses refer to SBC expenses that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, in ’000)

	For The Three Months Ended
	September 30, 2017 RMB	June 30, 2018 RMB	September 30, 2018 RMB	September 30, 2018 USD
Net income attributable to Cheetah Mobile shareholders	139,680	196,540	167,037	24,321
Add:
Income tax expenses	7,767	27,993	26,957	3,925
Interest income, net	(7,380)	(19,425)	(24,120)	(3,512)
Depreciation and amortization	33,162	21,573	17,826	2,596
Net income (loss) attributable to noncontrolling interests	4,727	(2,792)	(27,757)	(4,041)
Other non-operating income, net	(12,460)	(74,370)	(14,253)	(2,075)
Share-based compensation	21,392	14,633	26,306	3,831

Adjusted EBITDA	186,888	164,152	171,996	25,045

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, in ’000)

	For The Three Months Ended
	September 30, 2017 RMB	June 30, 2018 RMB	September 30, 2018 RMB	September 30, 2018 USD
PC	144,377	137,763	143,322	20,868
Mobile	1,050,310	965,693	1,208,657	175,984

Total	1,194,687	1,103,456	1,351,979	196,852

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, in ’000)

	For The Three Months Ended
	September 30, 2017 RMB	June 30, 2018 RMB	September 30, 2018 RMB	September 30, 2018 USD
Domestic	394,236	453,837	536,435	78,106
Overseas	800,451	649,619	815,544	118,746

Total	1,194,687	1,103,456	1,351,979	196,852

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